                                                                       333-11276
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                Aker Kvaerner ASA

   (Exact name of issuer of deposited securities as specified in its charter)
                                       n/a
                   (Translation of issuer's name into English)

                              The Kingdom of Norway
            (Jurisdiction of Incorporation or organization of Issuer)
                         ------------------------------

                               JPMORGAN CHASE BANK

             (Exact name of depositary as specified in its charter)

                4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0636

              (Address, including zip code, and telephone number of
                         depositary's principal offices)
                         ------------------------------
                                Nick P. Horoszko

                        Aker Kvaerner ASA Group Treasury
                               455 Racetrack Road
                              Washington, PA 15301
                                 (724) 225-6690

    (Address, including zip code, and telephone number of agent for service)

                                 With copies to:

                             Scott A. Ziegler, Esq.

                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor

                            New York, New York 10022

         It is proposed that this filing become effective under Rule 466

                [X] immediately upon filing _ on [date] at [time]



If a separate registration statement has been filed to register the deposited shares, check the following box. _


                         CALCULATION OF REGISTRATION FEE


===========================================================================================================================
                                                                    Proposed Maximum   Proposed Maximum
                                                                         Offering          Aggregate
Title of Each Class of                               Amount          Price Per Unit        Offering            Amount of
Securities to be Registered                     to be Registered     (1)                   Price (2)       Registration Fee
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing one-fortieth
of one ordinary share of Aker Kvaerner ASA             n/a                 n/a                n/a                n/a
===========================================================================================================================


(1)Each unit represents 100 American Depositary Shares.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

     This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.


     The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

     Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET


                                                       Location in Form of
           Item Number                                 ADR Filed Herewith
           and Caption                                 as Prospectus
           -----------                                 -------------

    1.     Name of depositary and                      Face, introductory paragraph and final
           address of its principal                    sentence on face.
           executive office

    2.     Title of ADR and identity                   Face, top center and introductory
           of deposited securities                     paragraph

           Terms of Deposit

          (i)    The amount of deposited               Face, upper right corner and introductory
                 securities represented by             paragraph
                 one unit of ADRs

          (ii)    The procedure for voting,            Reverse, paragraph (12)
                  if any, the deposited
                  securities

          (iii)   The collection and                   Face, paragraphs (4), (5) and (7);
                  distribution of dividends            Reverse, paragraph (10)

          (iv)    The transmission of                  Face, paragraphs (3) and (8); Reverse
                  notices, reports and                 paragraph (12)
                  proxy soliciting material

          (v)     The sale or exercise of              Face, paragraphs (4) and (5);
                  rights                               Reverse, paragraph (10)

          (vi)    The deposit or sale of               Face, paragraphs (4) and (5); Reverse,
                  securities resulting from            paragraphs (10) and (13)
                  dividends, splits or plans
                  of reorganization

          (vii)   Amendment, extension or              Reverse, paragraphs (16) and (17)
                  termination of the deposit            (no provision for extension)
                  agreement

                                                       Location in Form of
           Item Number                                 ADR Filed Herewith
           and Caption                                 as Prospectus
           -----------                                 -------------

          (viii)  Rights of holders of ADRs            Face, paragraph (3)
                  to inspect the transfer books
                  of the Depositary and the
                  lists of holders of ADRs

          (ix)    Restrictions upon the right          Face, paragraphs (1), (2),
                  to deposit or withdraw the           (4) and (5)
                  underlying securities

          (x)     Limitation upon the liability        Reverse, paragraph (14)
                  of the Depositary and/or the
                  Company






    3.     Description of all fees and                 Face, paragraph (7)
           charges which may be imposed
           directly or indirectly against
           the holders of ADRs

Item 2.  AVAILABLE INFORMATION
                                                       Location in Form of
                   Item Number                         ADR Filed
                   and Caption                         Herewith as Prospectus
                   -----------                         ----------------------
2(a) Statement that the foreign issuer furnishes       Face, paragraph (8)
     reports under Rule 12g3-2(b) under the
     Securities Exchange Act of 1934


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS


     (a)(1) Amended and Restated Deposit Agreement dated as of January 21, 2000 among Aker Kvaerner ASA (fka Kvaerner ASA), JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").*

     (a)(2) Form of Amendment No. 1 to Deposit Agreement.


     (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

     (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.


     (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered.*


     (e) Certification under Rule 466.


*Previously filed


Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2003.



                           Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares



                           By:  JPMorgan Chase Bank,
                                 in its capacity as Depositary





                           By: /s/Joseph M. Leinhauser
                              ------------------------------
                            Name: Joseph M. Leinhauser
                            Title: Vice President

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, Aker Kvaerner ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on December 15, 2003.

                                                    Aker Kvaerner ASA



                                               By:   /s/Mr. Helge Lund
                                                   -----------------------------
                                               Name:   Mr. Helge Lund
                                               Title:  Group President and
                                                       Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 15, 2003.

Name                                         Title
----                                         -----

/s/Helge Lund                                Group President and
---------------------------------            Chief Executive Officer
Helge Lund

/s/Trond Westlie                             Chief Financial Officer
---------------------------------
Trond Westlie


/s/Kjell Inge  Rokke                         Director
---------------------------------
Kjell Inge Rokke


/s/Reidar Lund                               Director
---------------------------------
Reidar Lund


/s/ Yngve Hagensen                           Director
---------------------------------
Yngve Hagensen

/s/Bjorn Flatgard                           Director
---------------------------------
Bjorn Flatgard



/s/ Lone Fonss Schroder                      Director
---------------------------------
Lone Fonss Schroder



/s/Leif-Arne Langoy                          Director
---------------------------------
Leif-Arne Langoy



/s/Eldar Myhre                               Director
---------------------------------
Eldar Myhre



/s/Bernt Harald Kilnes                       Director
---------------------------------
Bernt Harald Kilnes



/s/Atle Tranoy                               Director
---------------------------------
Atle Tranoy



/s/Nick Horoszko                             Authorized Representative
---------------------------------            in the United States
    Nick Horoszko

                                INDEX TO EXHIBITS

  Exhibit                                                   Sequentially
   Number                                                   Numbered Page
   ------                                                   -------------

(a)(2)   Form of Amendment to Deposit Agreement.

(e)      Rule 466 Certification